Exhibit 99.2

	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

		March 31, 2019
		(in € m.)
	Debt (1), (2):
	Long-term debt	153,942
	Trust preferred securities	3,261
	Long-term debt at fair value through profit or loss	5,906
	Total debt	163,109

	Shareholders' equity:
	Common shares (no par value)	5,291
	Additional paid-in capital	40,271
	Retained earnings	16,587
	Common shares in treasury, at cost	(28)
	Equity classified as obligation to purchase common shares	-
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	91
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	17
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	30
	Foreign currency translation, net of tax	645
	Unrealized net gains from equity method investments	11
	Total shareholders' equity	62,914
	Equity component of financial instruments	4,675
	Noncontrolling interest	1,605
	Total equity	69,194
	Total capitalization	232,303
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[1]	€ 734 million (0.5)% of our debt was guaranteed as of March 31, 2019. This consists of debt of a subsidiary which is guaranteed by the German government.
[2]	€ 61,239 million (38%) of our debt was secured as of March 31, 2019.

Due to rounding, numbers may not add up precisely to the totals provided.